SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           APPLIED DNA SCIENCES, INC.

                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.50
                         (Title of Class of Securities)

                                   03815U 10 2
                                 (CUSIP Number)

         M. Richard Cutler, 3206 West Wimbledon Drive, Augusta, GA 30909
         ---------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 18, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP  NO.  03815U  10  2                               PAGE  2  OF  5  PAGES
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1  NAME  OF  REPORTING  PERSON
   S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Paul  Aloysius  Gerardius  Loomans                   152559449
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2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (See Instructions)
                 (A)  [  ]
                 (B)  [  ]
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3  SEC  USE  ONLY

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4  SOURCE  OF  FUNDS  (See  Instructions)

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5  CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT  TO
   ITEM  2(d)  or  2(e)
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6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Netherlands
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7     SOLE  VOTING  POWER

                          526,087
 NUMBER  OF     ----------------------------------------------------------------
  SHARES       8     SHARED  VOTING  POWER
 BENEFICIALLY
  OWNED  BY              3,723,913
   EACH        ---------------------------------------------------------------
 REPORTING     9     SOLE  DISPOSITIVE  POWER
  PERSON
   WITH                 4,250,000
               -------------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER

                         -  0--
-----------------------------------------------------------------------
11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

                      4,250,000
-----------------------------------------------------------------------

12  CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN
SHARES  (See  Instructions)  [  ]
13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)  10.4%  *
14  TYPE  OF  REPORTING  PERSON  (See  Instructions)   IN
--------
*Based upon the Issuer's recent filing on Form SB-2/A. The Reporting Person has been advised that there are additional
Shares issued by the Issuer subsequent to such report and that consequently the percentage referenced above may not be Accurate.

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CUSIP  NO.  03815U  10  2                               PAGE  3  OF  5  PAGES
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ITEM  1.  SECURITY  AND  ISSUER.

This Statement relates to shares of common stock, $0.50 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 9229 Sunset Blvd., suite 805, Los Angeles, CA 90069

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a) This Statement is being filed by Paul Aloysius Gerardus Loomans. (the "Reporting Person").

(b)  The  business  address  of  the  Reporting  Person  is:

Brugstraat  42
5731  HH  Mierlo
Netherlands

(c)  The  Reporting  Person's  present  principal  occupation  is:

Investments

(d) During the last five years, Mr. Loomans has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Loomans has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

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CUSIP  NO.  03815U  10  2                               PAGE  4  OF  5  PAGES
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(f)  The  Reporting  Person  is  a  citizen  of  the  Netherlands.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

The Reporting Person acquired a total of 526,087 shares of Common Stock of the Company pursuant to a Stock Purchase Agreement between the Reporting Person and RHL ManagementThe purchase of such shares was with personal funds.

The Reporting Person also entered into two option agreements with RHL Management pursuant to which he is entitled to acquire 1,843,071 shares on or before June 25, 2005 at an exercise price of $1.00 per share, and to purchase 1,880,842 shares on or before August 9, 2005 at an exercise price of $1.00 per share.


ITEM  4.  PURPOSE  OF  TRANSACTION.

The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Entity may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

a) As of April 29, 2004 the Issuer had issued and outstanding a total of 40,012,699 shares of Common Stock as represented in a Registration Statement on Form SB-2/A. As of that date, the Reporting Person was the beneficial owner of 4,250,000 shares of Common Stock or approximately 10.3% of the issued and outstanding Common Stock. The Reporting Person has been advised and believes that additional shares of common stock of the Issuer are outstanding and that consequently the percentage ownership will be reduced.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 526,087 shares of Common Stock, shared power to vote an additional 3,723,913 and sole power to dispose of, or to direct the disposition of 4,250,000 shares of Common Stock. Upon exercise of the options, the Reporting Person would acquire sole power to vote any and all of such shares.

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CUSIP  NO.  03815U  10  2                               PAGE  5  OF  5  PAGES
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(c)  The  Reporting Person acquired a total of 526,087 shares of Common Stock of the Company pursuant to a Stock Purchase Agreement between the Reporting Person and RHL ManagementThe purchase of such shares was with personal funds.

The Reporting Person also entered into two option agreements with RHL Management pursuant to which he is entitled to acquire 1,843,071 shares on or before June 25, 2005 at an exercise price of $1.00 per share, and to purchase 1,880,842 shares on or before August 9, 2005 at an exercise price of $1.00 per share.

(d)  Not  applicable.

(e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit 1 Stock Purchase Agreement dated as of May 10, 2005 by and among RHL Management Corp., Drs. Paul A.G. Loomans FB and Cutler Law Group.

Exhibit 2 Stock Option Agreement dated as of May 10, 2005 by and among RHL Management Corp., Drs. Paul A.G. Loomans FB and Cutler Law Group.

Exhibit 3 Stock Option Agreement dated as of May 10, 2005 by and among RHL Management Corp., Drs. Paul A.G. Loomans FB and Cutler Law Group.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May  18,  2005


/s/ Paul A G Loomans
Paul  Aloysius  Gerardus  Loomans